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                               December 15, 2022

       Richard G. Stewart, Jr.
       President and Chairman
       WeSave, Inc.
       24254 Main Street
       Newhall, CA 91321

                                                        Re: WeSave, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 1,
2022
                                                            File No. 024-12085

       Dear Richard G. Stewart, Jr.:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1.                                                   Please tell us why you
believe the units and their underlying components are    eligible
                                                        securities    under
Rule 251(a) of Regulation A. Please see the definition of    eligible
                                                        securities    in Rule
261(c) of Regulation A. In your response, please specifically address the terms of the ERUs
and the RSUs.
   2. Please revise your filing to include an interim balance sheet as of a date no earlier than six months after December
31, 2021, as required by Part F/S (b)(3)(B) of Form 1-A.
   3. We note you include in your filing an Independent Auditor's Report from IndigoSpire
                                                        CPA Group, LLC dated
July 14, 2022. However, the auditor consent filed as Exhibit 11.2 is from a different
auditor, M&K CPAS, PLLC, and it appears to relate to the audit of financial statements
for a different company, OriginClear, Inc. Please amend to address this discrepancy.
 Richard G. Stewart, Jr.
WeSave, Inc.
December 15, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,
FirstName LastNameRichard G. Stewart, Jr.
                                                             Division of
Corporation Finance
Comapany NameWeSave, Inc.
                                                             Office of Trade &
Services
December 15, 2022 Page 2
cc:       J. Martin Tate
FirstName LastName